Juniper II Corp.

3790 El Camino Real #818

Palo Alto, CA 94306

March 31, 2023

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Ambrogi

David Link

Re:	Juniper II Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 27, 2023

File No. 001-41014

To the addressees set forth above:

This letter sets forth the response of Juniper II Corp. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 30, 2023 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on March 27, 2023 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comment. For your convenience, we have reproduced the text of the comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

Preliminary Proxy Statement filed on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a

Securities and Exchange Commission

March 31, 2023

target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Sponsor is not and is not controlled by a non-U.S. person, nor does the Sponsor have any members who are, or have substantial ties with, a non-U.S. person Accordingly, the Company does not contemplate making any revisions to the disclosure in the Proxy Statement in response to this comment.

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. Please contact Julian Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

JUNIPER II CORP.

By:	/s/ Murray Grainger
Name: Murray Grainger
Title: Chief Executive Officer

cc:	Julian Seiguer, P.C., Kirkland & Ellis LLP